Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-122280

                  Prospectus Supplement Dated February 7, 2006
      (To Prospectus dated December 29, 2005 and filed on December 30, 2005
                              File No. 333-122280)

                        COMPOSITE TECHNOLOGY CORPORATION

                                   PROSPECTUS

                        25,268,761 shares of Common Stock

      This Prospectus Supplement, together with the Prospectus listed above, is required to be delivered by certain holders of the above-referenced shares or by their transferees, pledges, donees or their successors in connection with the offer and sale of the above-referenced shares.

      This Prospectus Supplement supplements our prospectus dated December 29, 2005 with the following additions and changes:

      1) Update our prospectus dated December 29, 2005 with the attached following document:

            a. Financial Information for the quarterly period ended: December 31, 2005

The attached information modifies and supersedes, in part, the information in the prospectus. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus except as modified or superseded by this Prospectus Supplement.

                                INDEX TO FILINGS

                                                                           Annex

Financial Information for the quarterly period ended: December 31, 2005      A

                                                                         Annex A

                              FINANCIAL STATEMENTS
                        COMPOSITE TECHNOLOGY CORPORATION
                                AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                   December 31,    September 30
                                                       2005            2005
                                                   ------------    ------------
                                                   (unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                          $  1,299,193    $    807,815
Accounts receivable, net of reserve of $2.5m
  and $2.5m                                              13,060          56,998
Inventory                                             2,483,239       1,233,334
Prepaid expenses and other current asset                532,100         395,978
                                                   ------------    ------------
Total current assets                                  4,327,592       2,494,125

PROPERTY AND EQUIPMENT, net                           2,704,711       2,765,609
OTHER ASSETS                                            222,599         511,581
                                                   ------------    ------------
TOTAL ASSETS                                       $  7,254,902    $  5,771,315
                                                   ============    ============
LIABILITIES AND SHAREHOLDER EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts Payable                                      2,542,402    $  2,315,214
Accrued Payroll                                         139,164         131,803
Accrued officer compensation                            255,619              --
Accrued Interest                                             --         341,469
Due to Affiliate                                         87,480          97,200
Deferred revenue                                         27,810         621,748
Liabilities subject to compromise                            --       1,625,520
Deferred gain on sale of fixed assets                    15,523          19,052
Deferred rent                                           189,216         170,294
Accrued litigation settlements - See note 9                  --      14,244,792
Lease obligation - current                              414,594         403,191
                                                   ------------    ------------
Total current liabilities                          $  3,671,808    $ 19,970,285

LONG TERM LIABILITIES
Convertible notes                                    12,380,250      10,860,442
Lease obligation - long-term                            335,770         444,696
                                                   ------------    ------------
Total long-term liabilities                          12,716,020      11,305,138
                                                   ------------    ------------
Total Liabilities                                    16,387,828    $ 31,275,421
                                                   ------------    ------------
SHAREHOLDER EQUITY
Common stock, $.001 par value 200,000,000
  shares authorized 129,922,311 and
  118,744,359 issued and outstanding                    129,922         118,744
Additional paid-in capital                           64,574,817      40,979,912
Accumulated Deficit                                 (73,837,665)    (66,602,763)
                                                   ------------    ------------
Total shareholder's equity (Deficit)                 (9,132,926)    (25,504,106)
                                                   ------------    ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $  7,254,902    $  5,771,315
                                                   ============    ============

The accompanying notes are an integral part of these financial statements

                        COMPOSITE TECHNOLOGY CORPORATION
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE THREE MONTHS ENDED DECEMBER 31, 2005 AND 2004
                                   (UNAUDITED)

                                                  Three Months    Three Months
                                                     ended            ended
                                                  December 31,     December 31,
                                                      2005            2004
                                                   (unaudited)     (unaudited)
                                                  -------------   -------------
Revenue:
  Product Sales                                   $      22,892   $      46,485
  Consulting Revenue                                    550,000              --
                                                  -------------   -------------
Total Revenue                                     $     572,892   $      46,485
Cost of production sales sold                            16,680          30,894
Cost of consulting revenue                              304,787              --
                                                  -------------   -------------
Gross margin                                      $     251,425   $      15,591

OPERATING EXPENSES
Officer compensation                                    102,130          85,385
General and administrative                              907,164         598,607
Legal, professional, & consulting                     1,449,583       2,825,830
Research and development                              1,211,255       1,079,651
Sales and Marketing                                     516,449         272,789
Depreciation                                            191,645         111,376
Reorganization expense - bankruptcy legal fees          283,369              --
                                                  -------------   -------------
Total operating expenses                          $   4,661,595   $   4,973,638
                                                  -------------   -------------
LOSS FROM OPERATIONS                              $  (4,410,170)  $  (4,958,047)
                                                  -------------   -------------
OTHER INCOME /EXPENSE
Interest expense                                       (218,666)       (751,219)
Interest income                                          14,245          27,260
Gain on sale of assets                                    3,529           4,256
Reorganization item - adjustment to carrying
value of convertible debt                            (2,622,240)             --
                                                  -------------   -------------

Total other income/expense                        $  (2,823,132)  $    (719,703)
                                                  -------------   -------------
Earnings before Income Taxes                      $  (7,233,302)  $   5,677,750
Income Taxes                                              1,600              --
                                                  -------------   -------------
NET LOSS                                          $  (7,234,902)  $   5,677,750
                                                  -------------   -------------
BASIC AND DILUTED LOSS PER SHARE                  $       (0.06)  $       (0.05)

TOTAL BASIC AND DILUTED LOSS PER SHARE
AVAILABLE TO COMMON SHAREHOLDERS                  $       (0.06)  $       (0.05)

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING          124,511,518     111,814,117
                                                  -------------   -------------

The accompanying notes are an integral part of these financial statements

                        COMPOSITE TECHNOLOGY CORPORATION
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE THREE MONTHS ENDED DECEMBER 31, 2005 AND 2004
                                   (UNAUDITED)

                                                                     For the         For the
                                                                  three months     three months
                                                                     ending           ending
                                                                  December 31,     December 31
                                                                      2005             2004
                                                                 --------------   --------------
                                                                   (unaudited)      (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                         $   (7,234,902)  $   (5,677,750)
Adjustments to reconcile net loss to net cash provided by (used
  in) operating activities:
  Accretion of deferred gain on PP&E                                     (3,529)         (20,666)
  Loss on sale of fixed assets                                               --           16,410
  Depreciation                                                          191,645          111,376
  Deferred rent expense                                                   9,202               --
  Inventory reserve expense                                             529,613               --
  Interest on fixed conversion features                                      --          530,340
  Expense related to fair value of vested options                       145,029           40,325
  Issuance of common stock for services                                 494,330               --
  Issuance of warrants for services                                     180,416           85,714
  Issuance of warrants for modification of debt agreement                    --        1,993,809
  Compensation expense related to modification of stock                 388,692               --
    warrants
  Reorganization item - adjustment to carrying value of               2,622,240               --
convertible debt
(Increase) decrease in Assets:
  Restricted Cash                                                            --       10,010,060
  Accounts Receivable                                                    43,938            1,994
  Inventory                                                          (1,779,518)        (343,943)
  Prepaid Expenses                                                      217,878           66,053
  Capitalized construction costs                                        304,787               --
  Other assets                                                          (15,805)         (47,921)
Increase (Decrease) in Liabilities
  Accounts payable - trade                                           (1,144,699)        (669,974)
  Accrued payroll and related expenses                                    7,361           (3,618)
  Accrued officer compensation                                               --           (8,942)
  Deferred revenue                                                     (593,938)              --
                                                                 --------------   --------------
Net cash provided by (used in) operating activities              $   (5,637,260)  $    6,083,267
                                                                 --------------   --------------
CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property and equipment                                     (130,747)        (230,716)
Proceeds from sale of assets                                                 --           93,015
                                                                 --------------   --------------
Net cash provided by (used in) investing activities                    (130,747)        (137,701)
                                                                 --------------   --------------
CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible debentures                      6,000,000               --
Payments on capital lease assets                                        (97,523)         (65,684)
Proceeds from exercise of options                                            --           30,000
Proceeds from exercise of warrants                                      356,908          859,620
                                                                 --------------   --------------
Net cash provided by financing activities                             6,259,385          823,936
                                                                 --------------   --------------
Net increase/(decrease) in cash and cash equivalents                    491,378        6,769,502
CASH AND CASH EQUIVALENTS, BEGINNING OF  PERIOD                         807,815        2,930,615
                                                                 --------------   --------------
CASH AND CASH EQUIVALENTS, END OF  PERIOD                        $    1,299,193   $    9,700,117
                                                                 --------------   --------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW  INFORMATION
CASH PAID FOR BANKRUPTCY ITEMS                                   $      503,279   $           --
INTEREST PAID                                                    $      218,666   $      220,879
INCOME TAX PAID                                                  $        1,600   $        1,600

The accompanying notes are an integral part of these financial statements.

Supplemental Schedule for Non Cash Financing Activities

During the first quarter of fiscal 2006, the Company issued 2,858,913 shares of common stock for the conversion of $4,480,191 of the August, 2004 Convertible Debentures as follows:

o $680,191 of principal was converted at $1.67 per share into 407,300 shares of common stock

o $3,800,000 of principal was converted at $1.55 per share into 2,451,613 shares of common stock.

During the first quarter of fiscal 2006, the Company issued 7,521,425 shares of common stock for settlement of bankruptcy claims and litigation settlements valued at $14,507,521. On September 30, 2005, $14,244,792 had been recorded as accrued litigation and $262,729 had been recorded as liabilities subject to compromise.

During the first quarter of fiscal 2006, the Company issued 232,258 shares of common stock for debt financing services valued at $360,000.

During the first quarter of fiscal 2006, the Company issued 73,961 shares of common stock in settlement of Accounts Payable totaling $131,651.

During the first quarter of fiscal 2006, the Company issued 200,000 shares of common stock as prepayment for commissions valued at $354,000 in conjunction with a bankruptcy settlement.

During the first quarter of fiscal 2006, the Company issued 261,132 shares of common stock in lieu of interest totaling $433,435.

During the first quarter of fiscal 2006, in October, 2005 the Company raised $6,000,000 in convertible notes. In conjunction with these notes:

o The Company issued 1,354,838 warrants and valued the conversion features of the notes and warrants at $1,834,092. Under bankruptcy accounting, the entire balance was expensed as a reorganization item immediately following issuance. See also footnotes 3, 4, 5, and 12.

o The Company triggered certain anti-dilution provisions in the August, 2004 Convertible debentures including the re-pricing of warrants issued to the debenture holders and a re-setting of the debt conversion price from $1.67 to $1.55. The company re-priced 4,537,538 warrants and recorded an expense charge of $388,962 to legal, professional, and consulting. The Company recorded the intrinsic value of the change to the conversion price at $788,148 as additional debt discount to the August, 2004 debentures. Under bankruptcy accounting, the debt discount was immediately charged to expense as a reorganization item - adjustment to debt carrying value immediately following the re-pricing . See also footnotes 3, 4, 5, and 12.

NOTE 1 - ORGANIZATION AND LINE OF BUSINESS

Composite Technology Corporation, incorporated in Florida and reincorporated in Nevada, is an Irvine, CA based company providing advanced composite core conductor ("ACCC") cables for electric transmission and distribution lines. The Company operates under four wholly owned subsidiaries incorporated in the State of Nevada: CTC Wind Systems Corporation, CTC Cable Corporation, CTC Towers & Poles Corporation, and Transmission Technology Corporation. The Company's first product is high performance ACCC cable for electric transmission and distribution lines.

ACCC cable is commercially available in the United States and Canada through distribution and purchase agreements between General Cable Industries, Inc. and the Company's wholly owned subsidiary, CTC Cable Corporation and elsewhere worldwide directly from the Company.

NOTE 2 - GOING CONCERN

The Company has received a report from its independent auditors for the year ended September 30, 2005 that includes an explanatory paragraph describing the uncertainty as to the Company's ability to continue as a going concern. These consolidated financial statements contemplate the ability to continue as such and do not include any adjustments that might result from this uncertainty.

Our principal sources of working capital have been private debt issuances and historically, the Company has issued registered stock and unregistered, restricted stock, stock options, and warrants in settlement of both operational and non-operational related liabilities and as a source of funds.

Commercial orders: We announced our initial commercial order of our ACCC cable under the General Cable agreement in May, 2005. From this initial commercial order through January, 2006, we have received cumulative confirmed orders for approximately $3.1 million of our ACCC cable and related ACCC hardware and we have recognized approximately $1.0 million as revenue in fiscal 2005. During the next 12 months, we anticipate that our sales will increase and that our ACCC products will gain acceptance in the marketplace resulting in additional sales orders and positive cash flows from operations.

We believe our cash position as of December 31, 2005 of $1.3 million, in addition to approximately $2,400,000 of "in the money" warrants expiring in fiscal 2006, approximately $1,000,000 of "in the money" callable warrants, and expected cash flows from revenue orders may not be sufficient to fund operations for the next four calendar quarters. We anticipate that additional cash is needed to fund operations beyond February, 2006 and to the extent required the Company intends to continue the practice of issuing stock, debt or other financial instruments for cash or for payment of services until our cash flows from the sales of our primary products is sufficient to provide cash from operations or if we believe such a financing event would be a sound business strategy.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated financial statements of Composite Technology Corporation (the "Company" or "Composite Technology") have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not contain all of the information and footnotes required for complete financial statements. Interim information is unaudited; however, in the opinion of the Company's management, the accompanying unaudited, consolidated financial statements reflect all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation of the Company's interim financial information. These financial statements and notes should be read in conjunction with the audited financial statements of the Company included in the Company's Annual Report on Form 10-K for the year ended September 30, 2005 filed with the Securities and Exchange Commission on December 13, 2005.

The results of operations for the three months ended December 31, 2005 are not necessarily indicative of the operating results that may be reported for the fiscal year ending September 30, 2006 or for any other future period.

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

REVENUE RECOGNITION

Revenues are recognized based on guidance provided in the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements," as amended (SAB 104). Accordingly, our general revenue recognition policy is to recognize revenue when there is persuasive evidence of an arrangement, the sales price is fixed or determinable, collection of the related receivable is reasonably assured, and delivery has occurred or services have been rendered. The Company derives, or seeks to derive revenues from two sources:

(1) Product revenue which includes revenue from the sale of composite core, wrapped composite core, and other electric utility related products.

(2) Consulting revenue, which includes engineering, product design, and service fees that we receive under customer agreements related to the installation and design of our product sale solutions.

In addition to the above general revenue recognition principles prescribed by SAB 104, our specific revenue recognition policies for each revenue source are more fully described below.

PRODUCT SALES. Product revenues are generally recognized when product shipment has been made and title has passed to the end user customer. Product revenues consist primarily of revenue from the sale of: (i) wrapped composite core to utilities either sold directly by the Company or through our distributor, ii) composite core sold to a cable wrapping partner not subject to a distributor agreement and where title passes to the partner, or iii) cable core hardware sold to utility companies. For most product sales, we expect that the terms of sales generally will not contain provisions that will obligate us to provide additional products or services after installation to end users. We recognize revenue: (i) upon shipment when products are shipped FOB shipping point or (ii) upon delivery at the customer's location when products are shipped FOB destination.

CONSULTING REVENUE Consulting revenues are generally recognized as the consulting services are provided. We have entered into service contract agreements with electric utility and utility services companies that generally require us to provide engineering or design services, often in conjunction with current or future product sales. In return, we receive engineering service fees payable in cash. For multiple element contracts where there is no vendor specific objective evidence (VSOE) that would allow the allocation of an arrangement fee amongst various pieces of a multi-element contract, fees received in advance of services provided are recorded as deferred revenues until additional operational experience or other vendor specific objective evidence becomes available, or until the contract is completed.

During its history, the Company has entered into revenue bearing contracts of a long term (greater than one year) duration. Due to a lack of operational history resulting in low reliability of estimates on interim rates of completion of such contracts, revenues associated with long term contracts are recognized on the completed-contract method of accounting. Under this method, billings and costs are accumulated during the period of installation, but no revenues are recorded before the completion of the work. Costs of revenues are capitalized and are recorded in other current assets. Provisions for estimated losses on uncompleted contracts are made at the time such losses are determined. Operating expenses, including indirect costs and administrative expenses, are charged as incurred to periodic income and not allocated to contract costs.

Stock-Based Compensation

Prior to September 30, 2005, we accounted for employee stock option plans based on the intrinsic value method in accordance with Accounting Principles Board
(APB) Opinion No. 25, " Accounting for Stock Issued to Employees," and related Interpretations and had adopted the disclosure requirements of SFAS No. 123, " Accounting for Stock-Based Compensation" (SFAS No.123), as amended by SFAS No. 148, " Accounting for Stock-Based Compensation-Transition and Disclosure " (SFAS No. 148). Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company's stock at the grant date over the amount an employee must pay to acquire the stock. The Company granted stock options with exercise prices equal to the market price of the underlying stock on the date of grant; therefore, the Company did not record stock-based compensation expense under APB Opinion No. 25.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, " Share-Based Payments" to require that compensation cost relating to share-based payment arrangements be recognized in the financial statements. As of October 1, 2005, we adopted SFAS No. 123R using the modified prospective method, which requires measurement of compensation cost for all stock-based awards at fair value on date of grant and recognition of compensation over the service period for awards expected to vest. The fair value of stock options were determined using the Black-Scholes valuation model, which is consistent with our valuation techniques previously utilized for stock options in footnote disclosures required under SFAS No. 123, as amended by SFAS No. 148. Such fair value is recognized as expense over the service period, net of estimated forfeitures. The adoption of SFAS No.123R resulted in no cumulative change in accounting as of the date of adoption.

On September 27, 2001, the FASB Emerging Issues Task Force (EITF) issued EITF Issue 96-18 "Accounting for Equity Instruments That are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" which requires that equity instruments issued in exchange for services be valued at the more accurate of the fair value of the services provided or the fair value of the equity instruments issued. For equity instruments issued that are subject to a required service period the expense associated with the equity instruments is recorded as the instruments vest or the services are provided. The Company has granted options and warrants to non-employees and recorded the fair value of the equity instruments on the date of issuance using the Black-Scholes valuation model. For grants subject to vesting or service requirements, the expenses is deferred and is recognized over the more appropriate of the vesting period, or as services are provided.

On March 29, 2005, the Securities and Exchange Commission published Staff Accounting Bulletin No. 107 (SAB 107), which provides the Staff's views on a variety of matters relating to stock-based payments. SAB 107 requires stock-based compensation to be classified in the same expense line items as cash compensation. Information about stock-based compensation included in the results of operations for the quarters ending December 31, 2005 and 2004 is as follows (in thousands):

                                                           Three Months Ended
                                                              December 31,
                                                          2005           2004
                                                      ------------  ------------
Officer Compensation                                  $     36,848  $         --
Legal, Professional and Consulting                         931,188     2,079,523
Selling and marketing                                        3,158            --
Research and development                                    38,103        40,325
General and administrative                                  66,920            --
                                                      ------------  ------------
Totals                                                $  1,076,217  $  2,119,848
                                                      ============  ============

Our stock options vest on an annual or a quarterly basis. For the remainder of fiscal 2006, we expect stock based compensation expense related to employee stock options of approximately $172,000, $155,000, and $119,000 before income taxes for the quarters ending March 31, 2006, June 30, 2006, and September 30, 2006 respectively. We expect stock based compensation related to non-employee stock options to be approximately $129,000, $37,000, and $37,000 before income taxes for the quarters ending March 31, 2006, June 30, 2006, and September 30, 2006 respectively. Such amounts may change as a result of additional grants, forfeitures, modifications in assumptions and other factors. SFAS No. 123R provides that income tax effects of share-based payments are recognized in the financial statements for those awards which will normally result in tax deductions under existing tax law. Under current U.S. federal tax law, we would receive a compensation expense deduction related to non-qualified stock options only when those options are exercised and vested shares are received. Accordingly, the financial statement recognition of compensation cost for non-qualified stock options creates a deductible temporary difference which results in a deferred tax asset and a corresponding deferred tax benefit in the income statement. However, since we currently have a full valuation allowance for all of our deferred tax assets, any tax consequences for fiscal 2006 is expected to be negligible to the financial statements.

Convertible Debt

The Company has issued two series of convertible debt securities. Convertible debt is accounted for under the guidelines established by APB Opinion No. 14 Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants (APB14) under the direction of Emerging Issues Task Force (EITF) 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, (EITF 98-5) EITF 00-27 Application of Issue No 98-5 to Certain Convertible Instruments (EITF 00-27), and EITF 05-8 Income Tax Consequences of Issuing Convertible Debt with Beneficial Conversion Features. Under these guidelines, the Company allocates the value of the proceeds received from a convertible debt transaction between the conversion feature and any other detachable instruments (such as warrants) on a relative fair value basis. The allocated fair value is recorded as a debt discount or premium and is amortized over the expected term of the convertible debt to interest expense. The company values any warrants issued using the Black-Scholes Merton option pricing model as described and based on the assumptions listed in footnote 5. If the conversion price of a convertible debt issue changes, the additional intrinsic value of the debt conversion feature, calculated as the number of additional shares issuable due to a conversion price change multiplied by the previous conversion price, is recorded as additional debt discount and amortized over the remaining life of the debt.

Under Bankruptcy accounting guidance, namely AICPA 90-7, the Company is required to record its liabilities at the expected settlement amount. Therefore, debt discount that existed prior to the Chapter 11 bankruptcy has been charged to expense as of May 5, 2005 and debt discount incurred during the bankruptcy has been charged to expense as a debt carrying value adjustment on the date the discount was recorded.

Principles of Consolidation

The consolidated financial statements include the accounts of CTC and its wholly owned subsidiaries (collectively, the "Company"). All significant inter-company accounts and transactions are eliminated in consolidation.

Research and Development Expenses

Research and development expenses are charged to operations as incurred.

Accounts Receivable

The Company extends credit to its customers. Collateral is generally not required. Credit losses are provided for in the financial statements based on management's evaluation of historical and current industry trends as well as history with individual customers. Although the Company expects to collect amounts due, actual collections may differ from estimated amounts. As of December 31, 2005, the Company had gross accounts receivable of $2,513,060 and had recorded a reserve of $2,500,000.

Inventory

Inventories consist of our wrapped and unwrapped manufactured composite core and related hardware products and raw materials used in the production of those products. Inventories are valued at the lower of cost or market under the FIFO method. Costs to ship product for sale or for products sold is recorded to costs of goods sold as the expenses are incurred. Products manufactured internally are valued at standard cost which approximates replacement cost. Inventory is periodically evaluated for obsolescence and salability and reserves are recorded for product that is believed by management to be impaired in value. As of December 31, 2005, the company had recorded gross inventory of $3,247,030 and had inventory reserves of $763,791.

Business Segments

The Company organizes itself as one segment and conducts its operations in the United States.

The Company sells its products and technology to domestic and international customers. All revenues recognized during the quarter ended December 31, 2004 and 2005 occurred in the United States. The City of Kingman, KS represented 100% of the revenues recognized during the quarter ended December 31, 2005.

Loss Per Share

The Company utilizes SFAS No. 128, "Earnings per Share." Basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Common equivalent shares are excluded from the computation if their effect is anti-dilutive.

The following common stock equivalents were excluded from the calculation of diluted loss per share for the three months ended December 31, 2005 and 2004 since their effect would have been anti-dilutive:

                                                             December 31
                                                      --------------------------
                                                          2005          2004
                                                      ------------  ------------
Options for common stock                                 6,167,936     7,175,336
Warrants                                                 9,862,468    11,748,282
Convertible Debentures, if converted                     7,987,258     8,982,036
                                                      ------------  ------------
                                                        24,017,662    27,905,654
                                                      ============  ============

RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 153 Exchanges of Nonmonetary Assets:

On December 16, 2004, the FASB issued Statement No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions, Statement 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. Statement 153 is effective for nonmonetary asset exchanges beginning in our second quarter of fiscal 2006. We do not believe adoption of Statement 153 will have a material effect on our consolidated financial position, results of operations or cash flows.

SFAS No. 154 Accounting Changes and Error Corrections:

On June 7, 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles were required recognition via a cumulative effect adjustment within net income of the period of the change. Statement 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Statement 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. We do not believe adoption of Statement 154 will have a material effect on our consolidated financial position, results of operations or cash flows.

NOTE 4 - BANKRUPTCY

On May 5, 2005 (Petition Date) Composite Technology Corporation filed a voluntary petition for relief under the provisions of Title 11 of the Federal Bankruptcy Code in the United States Bankruptcy Court for the Central District of California under case number SA 05-13107 JR. On October 31, 2005, the Judge John Ryan of the Central district court, Santa Ana division of the US Bankruptcy court approved the Company's Third amended Plan of Reorganization which provided for payment of 100% of creditors allowed claims. On November 1, 2005 the Company paid substantially all of its pre-petition liabilities payable in cash, thereby effectively consummating the plan of Bankruptcy. On November 18, 2005, United States Bankruptcy Judge John Ryan signed and entered the order approving the Company's Third Amended Chapter 11 Plan of Reorganization with non-material modifications that confirms the Company's emergence from bankruptcy.

As discussed in Note 1, for financial reporting purposes, the consolidated financial statements have been prepared on a going concern basis. In addition, the debtor has applied the provisions of the AICPA SOP 90-7, Accounting for Bankruptcies. We have reviewed the guidelines and determined that the following applies to our situation.

o Assets are recorded at net realizable value. As of September 30, 2005 and November 18, 2005, our assets consisted primarily of cash, receivables, inventory, and equipment which were all reviewed for impairment. Based on a review of our asset base, we determined that our carrying value as of September 30, 2005 and November 18, 2005 was equal to the net realizable value of our assets. We therefore determined that there are no requirements to adjust our assets since their book value approximates their net realizable value.

o All pre-petition liabilities subject to compromise have been segregated in the September 30, 2005 Balance Sheet and classified as Liabilities Subject to Compromise, at the estimated amount of allowable claims. December 31, 2005 balances of remaining liabilities subject to compromise were reclassified to conform to pre-bankruptcy classifications. See the table below for additional information.

o We adjusted our convertible debt discount that existed as of the petition date. During the year ending September 30, 2005, coinciding with the filing of our plan of reorganization, we determined that the allowed amount of liability relating to our $15MM Debenture offering of August, 2004 was $15,000,000. Prior to the filing of the plan, the carrying value of the Debentures was determined to be $10,168,030, representing a debt discount due to conversion features of the Convertible Debentures. Prior to the filing of the plan, we had been amortizing this discount to interest expense at approximately $176,780 per month. On May 5, 2005, we recorded an additional $4,831,970 in other expense in the quarter ending June 30, 2005, to adjust the carrying value of the Debentures to $15,000,000.

o In October, 2005 and prior to our emergence from bankruptcy, we received $6,000,000 in exchange for Convertible Debentures and Common Stock Warrants as described in footnotes 5 and 13. We recorded a $1,834,092 discount to the $6,000,000 convertible notes for the value of the warrants and the conversion features of the notes. Under bankruptcy accounting we are required to state our liabilities at the amounts we expect to settle. Therefore, we immediately expensed the $1,834,092 as a carrying value adjustment.

o In conjunction with the $6M financing in October, certain anti-dilution provisions were triggered in the August, 2004 convertible debentures and the warrants held by the debenture holders. We recorded an additional discount of $788,148 for the intrinsic value of the lower conversion price on the remaining principal as of the date of the October financing. Under bankruptcy accounting we are required to state our liabilities at the amounts we expect to settle. Therefore, we immediately expensed the $788,148 as a carrying value adjustment.

o Since we intend to pay our creditors at 100% and modifications to existing contracts and liability are primarily non-financial in nature, we recorded no gains related to the bankruptcy for any liability modification.

o Our bankruptcy related expenses consist primarily of professional fees. During the quarter ended December 31, 2005 we incurred $283,369 in bankruptcy related legal and professional fees. We have segregated these fees in our Statement of Operations.

o Interest expense recorded related to the bankruptcy filing consists of 3% annual interest on our pre-petition liabilities and totals $15,720 for fiscal 2005 and $2,841 for the quarter ended December 31, 2005.

o We have disclosed the cash payments for reorganization costs as a supplemental disclosure to our Statement of Cash Flows. Reorganization costs consist primarily of trustee fees, and professional services.

o We issued common stock in payment of liabilities upon emergence from bankruptcy. We have disclosed the impact of our share issuances below.

o We determined that we did not qualify for Fresh-Start reporting upon emergence from bankruptcy.

Since we had emerged from bankruptcy on November 18, 2005, presentation of Liabilities subject to compromise was not required as of December 31, 2005. Consistent presentation of liabilities subject to compromise between September 30, 2005 and December 31, 2005 balances are as follows:

                                  Remaining at
                                                    December 31,   September 30,
                                                        2005            2005
                                                   ------------     ------------
Pre-petition Accounts Payable                                --     $  1,180,202
Accrued Officer                                    $    255,619(1)       255,619
Compensation
Accrued disputed                                         53,000(2)        65,000
balances
Accrued pre-petition interest payable                        --           89,286
Accrued pre-petition employee
  benefits                                               12,955(3)        35,413
                                                   ------------     ------------
Total                                              $    321,574     $  1,625,520

(1) Included as a separate balance sheet line item as of December 31, 2005

(2) Included in Accounts Payable as of December 31, 2005

(3) Included in Accrued payroll as of December 31, 2005

The common stock issued during the quarter ending December 31, 2005 for payment of litigation related and bankruptcy related liabilities consist of:

                                            Shares issued
                                            -------------
Litigation settlements                          7,175,000
Bankruptcy claim settlements                      287,301
Debenture interest payable to 9/30/05             259,790
Pre-petition liabilities and other                 59,124
                                            -------------
Total Bankruptcy related issuances              7,781,215

The shares represent 6.0% of the shares issued and outstanding as of December 31, 2005. The issuance of these shares had no incremental impact on the loss per share reported during the quarter ended December 31, 2005.

Note 5. Equity and Equity-Based Compensation

On October 1, 2005, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment, " (SFAS No. 123R) which was issued in December 2004. SFAS No. 123R revises SFAS No. 123, "Accounting for Stock1Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. SFAS No. 123R requires recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award. SFAS No. 123R also requires measurement of the cost of employee services received in exchange for an award based on the grant-date fair value of the award. SFAS No. 123R also amends SFAS No. 95, " Statement of Cash Flows ," to require that excess tax benefits be reported as financing cash inflows, rather than as a reduction of taxes paid, which is included within operating cash flows. The Company adopted SFAS No. 123R using the modified prospective method. Accordingly, prior period amounts have not been restated. Under this application, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.

On September 27, 2001, the FASB Emerging Issues Task Force (EITF) issued EITF Issue 96-18 "Accounting for Equity Instruments That are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" which requires that equity instruments issued in exchange for services be valued at the more accurate of the fair value of the services provided or the fair value of the equity instruments issued. For equity instruments issued that are subject to a required service period, the expense associated with the equity instruments is recorded as the instruments vest or the services are provided. For common stock issued, the fair value is determined to be the closing market price on the date of issuance. For options and warrants issued or granted, the Company values the options and warrants on the date of issuance using the Black-Scholes valuation model. For grants subject to vesting or service requirements, the expenses is deferred and is recognized over the more appropriate of the vesting period, or as services are provided.

Key assumptions used in valuing options and warrants issued in the quarters ending December 31, 2005 and 2004 are as follows:

                                                           Three Months Ended
                                                              December 31,
                                                         2005           2004
                                                      ------------  ------------
Risk Free Rate of Return                                 3.97%             3.66%
Volatility                                                100%               73%
Dividend yield                                              0%                0%

Classification of Stock-Based Compensation Expense

Stock-based compensation expense in the first quarter of fiscal 2006 and 2005 are as follows:

                                                           Three Months Ended
                                                              December 31,
                                                          2005           2004
                                                      ------------  ------------
Officer Compensation                                  $     36,848  $         --
Legal, Professional and Consulting                         931,188     2,079,523
Selling and marketing                                        3,158            --
Research and development                                    38,103        40,325
General and administrative                                  66,920            --
                                                      ------------  ------------
Totals                                                $  1,076,217  $  2,119,848
                                                      ============  ============

The significant components of stock based compensation expense in the first quarter of fiscal 2006 and 2005 were:

                                                           Three Months Ended
                                                              December 31,
                                                          2005           2004
                                                      ------------  ------------
Warrants issued in November, 2004 at fair value
  pursuant to amendment of August, 2004 Debentures              --     1,993,809
Warrants approved in November, 2004 valued at
  fair value for other services                                 --        85,714
Warrants issued for services rendered in
  conjunction with October, 2005 debenture
  offering at fair value                                   180,416            --
Warrant modification related to anti-dilution
  provisions of August, 2004 debentures                    388,692            --
Vesting of fair value of non-employee stock
  options                                                   22,850        40,325
Stock issued for services at fair value of
  services rendered                                        362,080            --
Employee stock option expense under SFAS 123R              122,179            --
                                                      ------------  ------------
Totals                                                $  1,076,217  $  2,119,848
                                                      ============  ============

Tax Effect related to Stock-based Compensation Expense

SFAS No. 123R provides that income tax effects of share-based payments are recognized in the financial statements for those awards that will normally result in tax deductions under existing tax law. Under current U.S. federal tax law, the Company would receive a compensation expense deduction related to non-qualified stock options only when those options are exercised and vested shares are received. Accordingly, the financial statement recognition of compensation cost for non-qualified stock options creates a deductible temporary difference which results in a deferred tax asset and a corresponding deferred tax benefit in the income statement. Due to the uncertainty surrounding the future utility of the Company's deferred tax assets, all deferred tax assets are fully allowed for as of December 31, 2005.

Fair Value Disclosures - Prior to SFAS No. 123R Adoption

Before the adoption of SFAS No. 123R, the Company applied APB Opinion No. 25 to account for its stock-based awards. Under APB Opinion No. 25, the Company was not required to recognize compensation expense for the cost of employee stock options. Had the Company adopted SFAS No. 123 for the first quarter of fiscal 2005, the impact would have been as follows:

Net Loss:
As reported                                                       $  (5,677,750)
                                                                  -------------
Deduct: Total stock-based employee compensation
  expense determined under the fair value based
  method for all awards, net of tax                                     (89,455)
                                                                  -------------
Pro forma                                                         $  (5,767,205)
                                                                  =============
Basic earnings per share:
As reported                                                       $       (0.05)
Pro forma                                                         $       (0.05)
Diluted earnings per share:
As reported                                                       $       (0.05)
Pro forma                                                         $       (0.05)

The fair value of the Company's stock-based awards to employees was estimated at the date of grant using the Black-Scholes option-pricing model (Black-Scholes), assuming no dividends and using the valuation assumptions noted in the following table. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life (estimated period of time outstanding) of the stock options granted was estimated using the historical exercise behavior of employees and the option expiration date. The Company's volatility estimate for option grants varies by the year issued. Due to the lack of an efficient public market in the Company's stock prior to 2003 it was determined that the use of a volatility period that matches the expected term was not meaningful. Options granted prior to January 1, 2004 had their volatility based on historical volatility of 181 days. Options granted in fiscal 2004 had their volatility based on one year and options granted in fiscal 2005 had their volatility based on two years. All volatility calculations were made on a daily basis. The company has issued no option grants to date in fiscal 2006 but expects any 2006 grants to be valued using a 3 year volatility and that eventually the volatility term will be consistent with the expected term of the options.

Expected term                                                          3-7 years
Expected and weighted average volatility                                  86.27%
Risk-free rate                                                        3.33-4.73%

COMMON STOCK

During the three months ended December 31, 2005 a total of 230,263 shares of the Company's Common Stock was issued pursuant to exercises of Debenture warrants originally priced at $1.75 per warrant with a revised exercise price of $1.55 for total cash consideration of $356,908.

During the three months ended December 31, 2005, the Company issued a total of 407,300 shares of common stock pursuant to conversions of $680,191 in principal of the August, 2004 convertible debt at a conversion price of $1.67 per share.

During the three months ended December 31, 2005, the Company issued a total of 2,451,613 shares of common stock pursuant to conversions of $3,800,000 in principal of the August, 2004 convertible debt at a conversion price of $1.55 per share.

During the three months ended December 31, 2005, the Company issued a total of 8,088,776 shares of Common stock registered pursuant to Bankruptcy Code 1145 for satisfaction of the following liabilities:

o 6,500,000 shares were issued on November 18, 2005 to the Acquvest and Koch litigation parties on November 18, 2005. On October 31, 2005, the Company agreed to settlement terms with the Acquvest parties litigation. In exchange for a full release of all liability, the Company agreed to issue 6,500,000 shares of common stock. The Company recorded an accrual in accordance with SFAS 5 of $12,675,000 on September 30, 2005 to accrue the liability. The value of the settlement was calculated using a price of $1.95 per share, the closing market price on the day prior to the settlement date.

o 650,000 shares were issued on November 18, 2005 to the Ascendiant litigation parties in settlement of litigation claims and pursuant to the order of the US Bankruptcy court on November 18, 2005. The Company had recorded an accrual of $1,196,000 as of September 30, 2005. The accrual was valued at the market price on the day prior to August 10, 2005 which was the date when the substantial settlement terms were agreed to.

o 25,000 shares were issued on November 18, 2005 to the Shields litigation parties in settlement of litigation claims and pursuant to the order of the US Bankruptcy court on November 18, 2005. The Company had recorded an accrual of $45,500 as of September 30, 2005. The accrual was valued at the market price on the day prior to the September 2, 2005 settlement date.

o 200,000 shares were issued on November 18, 2005 to American China Technology Solutions in settlement of a bankruptcy claim and pursuant to the order of the US Bankruptcy court on November 18, 2005. The shares were valued at $1.77 per share. The issuance was valued at the market price on the day prior to the October 7, 2005 settlement. Because the settlement will result in future services to be provided by ACTS, the company has recorded a prepaid commissions expense of $354,000 representing commissions on future sales of ACCC cable to China.

o 87,301 shares were issued on November 18, 2005 to John Nunley in settlement of a bankruptcy claim and pursuant to the order of the US Bankruptcy court on November 18, 2005. The Company had recorded an accrual of $125,277 as of September 30, 2005. The shares were valued at $1.435 per share. The issuance was valued at the market price on the day prior to the October 1, 2005 settlement.

o 59,124 shares were issued on November 18, 2005 to Composite Support & Solutions in settlement of a bankruptcy claim and pursuant to the order of the US Bankruptcy court on November 18, 2005. The Company had recorded an accrual of $111,744 as of September 30, 2005. The shares were valued at $1.89 per share which was the fair value of the services provided by the claimant prior to May 5, 2005.

o 259,790 shares were issued on November 9, 2005 for payment of $431,355 in interest accrued on the August, 2004 $15 million Debentures from April 1, 2005 to September 30, 2005. The $1.66 per share value was calculated as 93% of the 20 day Volume Weighted Average price for the 20 trading days prior to November 1, 2005 and was pursuant to the terms of the Debenture agreement, as amended.

o 233,600 shares were issued on November 15, 2005 to Ryan Lane for services valued at $362,080 provided in conjunction with the October, 2005 Debenture financing. The $1.55 per share value was determined as equivalent to the conversion price of the $6.0 million debentures.

o 73,961 shares were issued on November 3, 2005 to Mike McIntosh in payment of consulting and intellectual property advisory services valued at $131,577. The Company had received the services prior to September 30, 2005 and had accrued for the expenses in Accounts Payable as of September 30, 2005.

STOCK OPTIONS

Stock Plan

On May 15, 2001, TTC established the 2001 Incentive Compensation Stock Option Plan (the "TTC Plan"). The TTC Plan was administered by the Company's Board of Directors. Under the TTC Plan, the Board had reserved 4,764,000 shares of common stock to support the underlying options which may be granted. As part of TTC's acquisition by CTC on November 3, 2001, the TTC Plan was terminated, and the options were converted into options to purchase shares of CTC's common stock pursuant to the 2002 Non-Qualified Stock Compensation Plan (the "Stock Plan"). The number of shares reserved initially under the Stock Plan was 9,000,000. This number was increased to 14,000,000 on October 24, 2002.

The exercise price of the underlying shares will be determined by the Board of Directors; however, the exercise price may not be lower than 100% of the mean of the last reported bid and asked price of the Company's common stock as quoted on the NASDAQ Bulletin Board or any other exchange or organization. The term of each option will be established by the Board of Directors at the date of issue and may not exceed 10 years. The Plan automatically terminates on May 15, 2021 and no options under the Plan may be granted after May 15, 2011.

The following table summarizes the Stock Plan stock option activity as of December 31, 2005.

                                                                       Average
                                                          Number      Exercise
                                                        of Options      Price
Outstanding, September 30, 2005                          6,167,936  $       0.57
  Granted                                                       --
  Exercised                                                     --
  Cancelled                                                     --
OUTSTANDING, December 31, 2005                           6,167,936  $       0.57
                                                      ============

EXERCISABLE, December 31, 2005                           3,661,965  $       0.50
                                                      ============

The weighted-average remaining contractual life of the options outstanding at December 31, 2005 was 6.97 years. The exercise prices of the options outstanding at December 31, 2005 ranged from $0.25 to $4.02, and information relating to these options is as follows:

                                                           Weighted Average      Weighted Average   Weighted Average
                                                               Remaining           Exercise Price     Exercise Price
Range of Exercise       Stock Options      Stock Options    Contractual Life        of Options         of Options
     Prices              Outstanding        Exercisable         in years            Outstanding        Exercisable
       $0.25-0.49           2,720,432          1,966,344              6.0                 $0.30             $0.30
       $0.50-$0.99          2,775,000          1,385,000              7.9                 $0.59             $0.54
       $1.00-$1.49            447,504            149,371              8.5                 $1.00             $1.00
       $1.50-$1.99             50,000             50,000              1.0                 $1.75             $1.75
       $2.00-$2.99            100,000            100,000              1.0                 $2.00             $2.00
       $3.00-$5.00             75,000              7,500              9.1                 $4.02             $4.02
                            ---------          ---------

           Total            6,167,936          3,661,965
                            ---------          ---------

As of December 31, 2005, there was $1.4 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements related to stock options granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.3 years.

WARRANTS

The Company issues warrants to purchase common shares of the Company either as compensation for consulting services, or as additional incentive for investors who purchase unregistered, restricted common stock or Convertible Debentures. The value of warrants issued for compensation is accounted for as a non-cash expense to the Company at the fair value of the warrants issued. The value of warrants issued in conjunction with financing events is either a reduction in paid in capital for common issuances or as a discount for debt issuances. The Company values the warrants at fair value as calculated by using the Black-Scholes option-pricing model.

The following table summarizes the Warrant activity for the quarter ending December 31, 2005:

                                                    Number      Weighted-Average
                                                 of Warrants     Exercise Price
                                              ----------------  ----------------
Outstanding, September 30, 2005                      8,796,383  $           1.40
  Granted                                            1,354,838  $           1.86
  Exercised                                            230,263  $           1.55
  Cancelled                                             58,500  $           1.95
                                              ----------------  ----------------
OUTSTANDING, December 31, 2005                       9,862,468  $           1.46
                                              ================

EXERCISABLE, December 31, 2005                       9,862,468  $           1.46
                                              ================

During the quarter ended December 31, 2005 230,263 warrants were exercised for cash proceeds of $356,908 and 58,500 Series R warrants expired unexercised.

We issued 1,354,838 warrants in conjunction with our October, 2005 $6.0 million Convertible Note offering including 193,548 warrants issued to Lane Capital as part of their financing fees and 1,161,290 warrants issued to the note holders. Under the terms of the financing, 50% of the warrants were issued at an exercise price of $1.78 and 50% at an exercise price of $1.94. We valued the warrants using the Black Scholes Merton option pricing model with a volatility of 100%, a risk free rate of 3.97%, a life of 3 years, a 0% dividend rate and a market price of $1.55 at $0.9452 and $0.9191 for the $1.78 and $1.94 warrants respectively. The fair value of the warrants issued to the note holders was used as part of the beneficial conversion feature allocation described in footnote 12 below. The 193,548 warrants issued to Lane Capital were valued at $180,416 and were included in legal and professional expenses during the quarter.

As a result of the financing, we triggered anti-dilution provisions existing in our $15 million August, 2004 Convertible Debentures and related warrants. The warrant exercise prices for the "$1.75 Debenture," "1.82 Debenture" and "$3.23 Debenture Amendment" warrants were adjusted from their original exercise prices of $1.75, $1.82, and $3.23 respectively to @1.55 per warrant for each warrant series. We accounted for the re-pricing by calculating the difference in the fair value of the warrants immediately before the re-pricing to the value of the warrants immediately after the re-pricing. We used the Black-Scholes Merton option pricing model using the following assumptions:

Risk Free Rate                                               3.97%
Volatility                                                   100%
Dividend yield                                               0%
Market price                                                 $1.55
Useful life - $1.76 and $1.82 warrants                       2.9 years
Useful life - $3.23 Debenture amendment warrants             3.1 years

The re-pricing resulted in a warrant value difference per warrant of $0.0367, $0.0487, and $0.2226 for the $1.75, $1.82, and $3.23 warrants respectively resulting in a compensation charge of $388,692 recorded in fiscal 2006 into legal, professional, and consulting expenses.

The following table summarizes the warrants issued, outstanding, and exercisable as of December 31, 2005:

                                                                        Warrants      Proceeds if   Call
Warrant Series          Grant Date   Strike Price   Expiration Date     remaining      Exercised    feature
"Red Guard"              July, 2001      $1.26            July, 2006      1,897,660   $  2,391,052      None
2002 Numbered            June, 2002      $0.50            July, 2006         83,333         41,667      None
"December 2003"          Dec., 2003      $2.04        December, 2008        120,000        244,800       (1)
Debenture $1.75           Aug, 2004      $1.55(4)       August, 2008      1,496,710      2,319,901      None
Debenture $1.82           Aug, 2004      $1.55(4)       August, 2008      1,726,973      2,676,808      None
Series S                 Sept, 2004      $1.00            July, 2007      1,427,000      1,427,000       (2)
Series T                 Sept, 2004      $1.00            July, 2008        160,000        160,000      None
Series U                 Sept, 2004      $1.83          August, 2008        512,362        937,622       (3)
Debenture Amend           Nov, 2004      $1.55(4)     November, 2008      1,083,592      1,679,568      None
Oct 2005 $1.78            Oct, 2005      $1.78         October, 2008        677,419      1,205,806      None
Oct 2005 $1.94            Oct, 2005      $1.94         October, 2008        677,419      1,314,193      None
                                                                        -----------   ------------
Total                                                                     9,862,468   $ 14,398,417

(1) Callable if closing market price is 200% of strike price for 20 consecutive trading days

(2) Callable if closing market price is 200% of strike price for 5 consecutive trading days

(3) Callable if closing market price is 200% of strike price for one trading day

(4) Re-priced pursuant to anti-dilution provisions of the October, 2005 debenture offering

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2005 consisted of the following:

Manufacturing equipment                                            $  2,855,137
Office Furniture and equipment                                          304,670
Leasehold improvements                                                  411,790
                                                                   ------------
                                                                   $  3,571,597
Less accumulated depreciation                                          (866,886)
                                                                   ------------
Total                                                              $  2,704,711
                                                                   ============

Depreciation expense was $191,646 and $111,376, for the three months ended December 31, 2005 and 2004 respectively.

NOTE 7 - INVENTORY

Inventories consist of the following:

                                                     December        September
                                                     31, 2005         30, 2005
                                                   ------------    ------------
Raw Materials                                      $  1,343,356    $    473,007
Finished Goods Available for Sale                     1,897,194         970,318
FG Inventory allocated for Sale                           6,480          24,681
                                                   ------------    ------------
Gross Inventory                                    $  3,247,030    $  1,468,006
Reserve for Raw Materials                              (185,421)       (186,377)
Reserve for FG Inventory                               (578,370)        (48,295)
                                                   ------------    ------------
Net Inventory                                      $  2,483,239    $  1,233,334
                                                   ============    ============

Inventory allocated for sale includes products that have: i) been shipped to third parties and is either held for distribution to end-user customers or ii) is awaiting additional processing by our cable wrapping affiliate.

During 2005, we changed certain raw materials used to produce our ACCC core product, in particular our composite core resin mixture. During fiscal 2005, we fully reserved all remaining raw materials that are not returnable to vendors and which are not currently used in production during fiscal 2005.

As of September 30, 2005 we believed that the core produced using earlier production resin material was not impaired and was saleable to our current customers. During the quarter ended December 31, 2005 we determined that our primary customer would not purchase composite core that was produced using older resin mixtures. Consequently, we determined that the older resin products should be reserved for to represent the current market value. As such, we fully reserved for all core produced using older resin mixtures. For the quarter ended December 31, 2005, we recorded a reserve of $440,819, expensed to Research and Development expense to fully allow for the older resin based core.

During 2005, we fully reserved for partial reels of completed ACCC core that are not currently able to be wrapped by our existing cable wrapping partner due to the reel length. We continued this practice in fiscal 2006. We reserved an additional $88,794 for partial reel core product in the first fiscal quarter of 2006.

NOTE 8 - CONTRACT RIGHTS

The Company has certain rights to technology developed outside of the company. The technology is carried at $0 on the balance sheet.

In 2003, the Company and W.B.G., Inc. ("WBG") were involved in litigation regarding the interpretation and enforcement of a License Agreement dating from 2001. The lawsuits were settled amicably in February 2003, resulting in a revised License Agreement between W. Brandt Goldsworthy & Associates, Inc. ("WBGA") and CTC. The new License Agreement (the "New License Agreement") supersedes the previous License Agreement and grants CTC the exclusive license for use of any components in CTC's Aluminum Conductor Composite Core ("ACCC") products that include items contained in patent claims granted to WBGA by the United States Patent and Trademark Office (the "USPTO").

The Company also has a non-exclusive license for any other pultruded composite core electrical cable designs characterized by WBGA as CRAC-1. The New License Agreement bears a 2% royalty on net sales revenues for that component of ACCC using any patent claim issued to WBGA and a 1% royalty for any component of the CRAC-1 technology, if any, used by CTC, provided WBGA is granted valid patent claims by the USPTO. As of September 30, 2005, no such claims have been granted by the USPTO.. The duration of the New License Agreement is for the life of any patent granted to WBGA by the USPTO for the specific technologies licensed therein.

NOTE 9- COMMITMENTS AND CONTINGENCIES

LEASES

In January 2004, the Company entered into a seven-year lease agreement for a combination manufacturing and office facility in Irvine, California for minimum monthly payments of $73,584. This base rent increases by $3,154 per month on each January 1 anniversary.

The Company leases office equipment with a minimum payment of $1,395 per month. Leases expire through December 2010.

Rent expense was $239,414, $220,752, and $37,328 for the quarters ended December 31, 2005, 2004 and 2003, respectively. Future minimum operating lease payments at December 31, 2005 were as follows:

Year ending December 31,        Operating Leases
2006                                 $   975,440
2007                                   1,013,283
2008                                   1,051,126
2009                                   1,079,013
2010                                   1,111,672
Thereafter                           $         0

In May 2004, the Company entered into a $500,000 sale leaseback of certain of its capital assets. Under the terms of the Master Lease Agreement the Company received $450,000 which was net of a 10% security deposit, and is to make payments of $16,441 per month for 36 months. At the end of the lease period, the Company has the right to renew the lease for an additional 12 months, terminate and return the equipment or purchase the equipment at the greater of fair market value subject to a minimum of 10% and a maximum of 20% of the capitalized cost. The company recognized a gain in the amount of $59,045 from this transaction has deferred the gain and is amortizing the deferred gain to income over the period of the initial lease term.

In June 2004, the Company entered into a $300,000 equipment lease with the same company financing the sale leaseback, above. The Company received $131,421 which was net of a 10% security deposit ($30,000) and direct payment to one vendor ($126,750) and less advance payments. The Company is to make payments of $9,864 per month for 36 months. The terms, at the end of the lease, are the same as above sale leaseback.

During 2005, the Company purchased $455,960 in equipment through a sale-leaseback and direct vendor payment financing with the same company used to finance equipment in 2004. The Company received $208,570 in cash through the sale-leaseback and had $247,390 paid directly to third part vendors and recorded a $13,862 loss on the sale-leaseback transaction. The Company paid a 10% security deposit for the equipment leased and is to make payments of $13,177 per month for 42 months. At the end of the lease period, the Company has the right to renew the lease for an additional 12 months, terminate and return the equipment or purchase the equipment at the greater of fair market value subject to a minimum of 10% and a maximum of 25% of the capitalized cost.

Future minimum capital lease payments under the new leases at December 31, 2005 were as follows:

2006                                                               $    481,291
2007                                                                    280,717
2008                                                                     73,152
Thereafter                                                                   --
                                                                   ------------
Total Payments                                                     $    835,160
Less: Amounts representing interest                                     (84,796)
                                                                   ------------
Fair Value of Capital Leases                                       $    750,364
                                                                   ------------
Less Current Portion                                                   (414,594)
                                                                   ------------
Non Current Portion                                                $    335,770

Property and equipment under capital leases consisted of the following at December 31, 2005:

Machinery and Equipment                                            $  1,282,339
Accumulated Depreciation                                               (577,332)
                                                                   ------------
Net Property and Equipment                                         $    705,007
                                                                   =============

PROFESSIONAL SERVICES AGREEMENTS

The Company has entered into various consulting agreements for professional and product development services as follows:

o A contract with two professional services corporations for legal, intellectual property, and business advisory consulting services at a rate of $500,000 per year, payable at the Company's option in cash or in registered common stock. In fiscal 2005, the entity was issued 150,000 shares of stock registered under form S-8 in fiscal 2005 for services valued at $325,769. This agreement commenced in March 2002, expired in March 2005 and was extended for three years to March, 2008. The initial agreement also contained the granting of options to purchase up to 1,000,000 shares of common stock pursuant to a Registration Statement under the Securities Act of 1933 on Form S-8 at a price of $0.10 per share. The options vested in pro-rata equal segments in April 2002, January 2003, and January 2004. The options were exercised in fiscal 2005 for cash. Subsequent to quarter end, on January 6, 2006 the principal owner of the two professional services corporations, Michael McIntosh, was appointed a Director of the Company. See also related party disclosure in footnote 11.

o A finder's fee agreement for capital financing with an unrelated party was agreed to in August 2004. This entity was paid $717,500 in August 2004 and $307,500 in December 2004. The contract is complete as of December 22, 2004.

OTHER COMMITMENTS

On December 17, 2005, Composite Wind Systems ("CTC Wind"), a 100% owned subsidiary of Composite Technology Corporation (the "Company") and EU Energy Inc. executed a purchase agreement. Under the terms of the agreement , CTC Wind shall complete a due diligence review of the business and prospects of EU Energy at the end of which CTC Wind shall have the right to acquire approximately 48% of the issued share capital of EU Energy. The due diligence review shall be completed not later than May 1, 2006 and the closing date shall be 5 business days following completion of due diligence. The Company is under no obligation to complete the acquisition. In the event the Company decides to pursue the acquisition, CTC Wind will be required to pay to EU Energy $1 million on closing, with a further $4 million due in 2 installments 60 and 90 days following the closing, respectively, for the 48% interest in EU Energy.

BANKRUPTCY AND OTHER CONTINGENCIES

Under our Chapter 11 Bankruptcy filing dated May 5, 2005 the Bankruptcy Court established August 9, 2005 as the bar date for the filing of claims for liabilities or damages that existed prior to May 5, 2005. Substantially all claims filed have been resolved as of the end of December, 2005. Excluding items listed in the litigation Footnote 10, we have two remaining unresolved claims relating to our Chapter 11 Bankrutpcy filing as follows:

A claim was filed by Patricia vanMidde for 250,000 shares of the Company's common stock. VanMidde, a former consultant to the Company, claims that the Company did not issue 250,000 shares of common stock alleged to have been promised in 2004 for services rendered. The Company represents that there was no promise of such a share issuance and believes the claim to be without merit. If the claim is awarded in its entirety, the Company would be obligated to issue the shares and record an expense based on the market price of the stock on the date of issuance. The Company has not recorded an accrual because any potential judgment or settlement is neither probable nor reasonably estimable. A hearing is scheduled in February, 2006.

A claim was filed by Zenith Insurance Company "Zenith" for $157,323 based on the results of a workers compensation inquiry for the time period of July, 2004 to January, 2005 representing additional workers compensation premiums due Zenith by the Company. The Company disputes the classifications used and believes the liability to be $53,000 which has been accrued as a disputed balance and is included in accounts payable as of December 31, 2005. Zenith and the Company have agreed to resolve the issue through the State of California Workers Compensation Rating Bureau of California appeals process and to cap any award or resolution at the original claim amount of $157,323. The appeals process is currently underway.

During the bankruptcy proceedings before the Judge, the holders of the $15 million August, 2004 Debentures reserved their right to make a claim in the Bankruptcy against the Company for 'liquidated damages' allegedly resulting a delay in the registration of the common shares issuable in the event the Debentures and warrants were converted. The claim, under the terms of the original Debenture agreement, would encompass damages of 2% per month of the remaining principal plus interest at 18% per annum covering the time period from July 1, 2005 to August 19, 2005. The Company has calculated the potential damages at approximately $480,000. The Company believes that no damages are due under this potential claim because the registration was delayed principally as a result of questions relating to the bankruptcy and thus the shares could never have been registered on time. Delays due to the bankruptcy were expressly excluded from this liability. As a result, the Company believes that no actual damage was caused to the Debenture holders. The Company plans to defend against the claim vigorously if it is filed. No claim has been filed as of the date of the filing of this form 10-Q and no accrual has been recorded as of December 31, 2005.

NOTE 10 - LITIGATION

Composite Technology Corporation v. Acquvest (OCSC Case No. 03 CC 12640):

On October 16, 2003, CTC filed suit against Acquvest, Inc., Paul Koch, Victoria Koch, Patricia Manolis, and Michael Tarbox in Orange County Superior Court. CTC alleges causes of action for declaratory relief, breach of contract, fraudulent inducement, rescission and economic duress arising out of certain subscription and related agreements among the Company and the defendants. In connection with such agreements, CTC issued to Acquvest, Inc. and Patricia Manolis, in April 2003 and September 2003, a total of 150,000 units for a total purchase price of $375,000. Each unit consists of 10 shares of unregistered, restricted common stock and 10 Series I warrants to purchase one share of unregistered, restricted common stock. Each Series I warrant entitles the holder to purchase a share of common stock at $0.50 per share and expires on March 30, 2005. The agreements provide for the issuance of up to an additional 550,000 of such units for the same purchase price of $2.50 per unit, subject to certain conditions, and registration of share issuances under the Securities Act of 1933. The additional units have not been issued and the additional purchase consideration has not been paid. The parties disagree as to their respective rights and obligations with respect to the original issuances and such additional units. 10,000 units were also issued to Paul Koch for services in connection with such agreements, and a dispute has arisen as to his entitlement to those and additional units and warrants in connection with the agreements. CTC is seeking actual damages, punitive damages, statutory costs, attorneys' fees and injunctive relief against the defendants. CTC also seeks rescission of the pertinent agreements based on numerous grounds, including fraudulent inducement. By a letter to CTC's counsel dated September 8, 2004, Acquvest stated that it was waiving the contractual conditions to its purchase of an additional 400,000 units under its subscription agreement and was tendering $1,000,000, which was available on deposit, to CTC as payment for the units. Acquvest, Koch, and Manolis filed a Cross-Complaint on September 16, 2004, which they amended per stipulation on December 17, 2004. On April 14, 2005, CTC was served with notice that the Court granted defendants and cross-complainants' application for Writs of Attachment allowing for the attachment of CTC's assets totaling $2.55 million. The Court had denied two prior applications by defendants and cross-complainants for Writs of Attachment. CTC immediately filed a Notice of Appeal on April 14, 2005 and an Emergency Writ on April 18, 2005 with the California Courts of Appeal to challenge the Court's decision to grant the Writs of Attachment and to stay the Writs of Attachment. Trial date was set for May 9, 2005, but was vacated as a result of the bankruptcy filing. The bankruptcy court has ordered that the trial be re-set in Orange County Superior Court. On October 31, 2005, CTC agreed to a complete settlement of the claims of Acquvest, Inc., Paul R. Koch, Victoria Koch and Patricia Manolis (the "Acquvest Parties"). CTC agreed to transfer 6.5 million shares (the "Settlement Shares") to settle all of the Acquvest Parties claims. There is an existing dispute over one of the settlement terms. CTC contends that an additional term of the settlement was that the Acquvest Parties would be responsibility for settling any claims of Michael Tarbox against CTC. An evidentiary hearing on this issue is set for February, 2006 in the bankruptcy court. On November 18, 2005, CTC entered into a Mutual Release Agreement to settle claims made by Acquvest, Inc., Paul R. Koch, Victoria Koch and Patricia Manolis against CTC and Benton H. Wilcoxon, CTC's CEO, in consideration for the issuance of 6,500,000 shares of CTC's common stock. As part of this settlement, it was recorded that Acquvest, Inc., Paul R. Koch, Victoria Koch and Patricia Manolis would be responsible for resolving CTC's issues with Michael Tarbox (see "Tarbox v. Koch"). Acquvest, Inc., Paul R. Koch, Victoria Koch and Patricia Manolis now claim that no such agreement was reached. Resolution of this matter will have no effect on the main release of CTC in the Acquvest, Inc., Paul R. Koch, Victoria Koch and Patricia Manolis litigation. One half of the Settlement Shares were transferred to the Acquvest Parties on delivery of the Mutual Release Settlement with the remaining shares being released 45 days thereafter. As of September 30, 2005, the Company recorded an accrual under SFAS 5 for $12,675,000 representing the shares to be issued in the settlement valued at $1.95 per share, the market price on the date immediately prior to the settlement date. On November 21, 2005, the Company issued the 6,500,000 shares. Accordingly, no accrual remained as of December 31, 2005.

Tarbox v. Koch (OCSC Case No. 04CC10345):

On October 13, 2004, Michael Tarbox ("Tarbox") filed an action in Orange County Superior Court (Case No. 04-CC-10345) against Paul Koch, Acquvest, CTC and Doe Defendants. Tarbox alleges that Koch made fraudulent transfers to Acquvest and the Doe Defendants for the purpose of avoiding the debt owed to Tarbox. Tarbox alleges that CTC securities were intended to serve as security for a debt owed by Koch to Tarbox. Tarbox alleges that Koch was not a bona fide purchaser of the CTC securities since they received such securities for the benefit of Tarbox. Tarbox further alleges that CTC breached an agreement to pay him a finder's fee in connection with investments made by Koch, since the finder's fees was given to Koch for the benefit of Tarbox. Tarbox alleges that CTC's breach has caused him to suffer damages in excess of $750,000. On November 14, 2004, CTC filed a demurrer to the Complaint, and the other defendants also filed a demurrer. The Court granted leave to amend, and Tarbox then filed an amended Complaint. A demurrer filed by the other Defendants was granted on February 22, 2005, and Tarbox was again granted leave to amend. Tarbox filed a Second Amended Complaint. CTC has answered to Second Amended Complaint. However, since CTC delivered to Koch the finder's fee which Tarbox might have otherwise been entitled to, on April 11, 2003, Tarbox executed a written release, whereby Tarbox released CTC of any obligation to pay him a finder's fee in connection with the introductions made to Paul Koch and Acquvest, Inc. Based on the fact that Tarbox has released his claims against CTC for any finder's fee, CTC will vigorously defend this litigation and will seek to have the court expeditiously adjudicated, in CTC's favor, the portions of the lawsuit alleged against CTC. An evidentiary hearing on this issue is set for February, 2006 in the bankruptcy court. The Company has not recorded an accrual for this case as of December 31, 2005 since we believe that a judgment is neither probable nor reasonably estimable.

David S. Shields v. Composite Technology Corporation:

On January 21, 2005, David S. Shields filed suit against CTC in Santa Clara Superior Court (Case No. 1-05-CV-034368) alleging CTC breached a subscription agreement by failing to issue the appropriate number of shares thereunder. CTC denies the claims and intends to vigorously defend against them. CTC filed an Answer and Cross-Complaint against Shields for Rescission and Declaratory Relief on April 18, 2005. The case has been removed to the U.S. Bankruptcy Court in the Central District of California. A status conference was set for January 10, 2006. On or about September 2, 2005, the parties entered into a settlement agreement whereby CTC agreed to issue Shields an additional 25,000 shares of common stock in exchange for a complete release of all claims. The Motion to Approve the Settlement was granted by the bankruptcy court on October 4, 2005. On November 21, 2005, the Company issued the shares. Accordingly, no accrual remained as of December 31, 2005.

Ascendiant Capital Group, LLC v. Composite Technology Corporation (JAMS Arb. No. 1200034701 and OCSC Case Nos. 03CC13314 & 03CC13531):

On November 4, 2003, Ascendiant Capital Group LLC, Mark Bergendahl, and Bradley Wilhite ("Plaintiffs") filed suit in Orange County Superior Court alleging causes of action against CTC and its CEO, Benton Wilcoxon, personally ("Defendants") for breach of contract, specific performance, fraud and deceit, negligent misrepresentations, breach of covenant of good faith and fair dealing, and declaratory relief arising out of a business advisory and consulting agreement (the "Agreement") allegedly executed between CTC and Ascendiant. CTC denies the material allegations and, on November 10, 2003, CTC filed a case in Orange County Superior Court against Plaintiffs alleging causes of action for declaratory relief, breach of contract, fraudulent inducement, and economic coercion arising out of the Agreement as well as various unrelated business agreements between Plaintiffs and Wilcoxon. CTC is seeking actual damages, punitive damages, statutory costs, attorneys' fees and injunctive relief against Plaintiffs. The principal parties are Ascendiant, Bergendahl, Wilhite, CTC and Wilcoxon. On November 24, 2003, the court entered an order consolidating the cases. On January 15, 2004, the parties agreed to submit all claims and cross-claims arising out of the Agreement to binding arbitration before the Honorable Robert Thomas Ret. at JAMS - Orange County. The remaining claims and cross-claims not arising out of the Agreement are pending before the Honorable Kazuharu Makino of Orange County Superior Court. On May 28, 2004, CTC's demurrers to Plaintiffs' causes of action in the arbitration for specific performance, negligent misrepresentation and breach of covenant of good faith and fair dealing were sustained, with leave to amend, as well as CTC's motion to strike Plaintiff's claims for punitive damages. Plaintiffs subsequently filed an amended complaint. Judge Thomas has reserved ruling on Plaintiffs' demurrers and motion to strike in the arbitration pending the outcome of the ruling on Plaintiffs' demurrers and motions to strike filed with respect to CTC's cross-claim pending in the superior court. An order has issued in the Orange County Superior Court action exempting this case from various pre-trial deadlines and noting that he expects that the case will not proceed to trial within 24 months of the date of filing. On February 22, 2005, CTC and Wilcoxon filed a Demurrer to Plaintiffs' causes of action for breach of contract and alter ego liability. The court overruled the Demurrer on April 1, 2005 and set Trial in the State court action for November 7, 2005. The arbitration commenced on February 9, 2005. Prior to completion of the arbitration, a settlement was reached on or about August 10, 2005 to resolve all claims by the parties. CTC agreed to pay $200,000 and issue 650,000 shares of common stock as part of the settlement. The Motion to Approve the Ascendiant Settlement was granted by the bankruptcy court on October 10, 2005. The Company recorded an accrual as of September 30, 2005 of $1,396,000 representing the $200,000 cash and $1,196,000 for the value of the stock, representing the market value of $1.84 per share on the date immediately prior to the settlement date. On November 2, 2005 the Company released the $200,000 payment in cash and on November 21, 2005, the Company issued the shares. Accordingly, no accrual remained as of December 31, 2005.

NOTE 11 - RELATED PARTIES

The Company currently has contracts with two companies owned by its director, Michael McIntosh: a legal services agreement with The McIntosh Group (TMG) for legal and intellectual property services and a consulting agreement with Technology Management Advisors, LLC (TMA) for strategic business advisory services related to technology and international patent and intellectual property filings. The agreements were executed on March 1, 2002 for a term of three years and were renewed in March, 2005 for an additional three years expiring on February 29, 2008. Each contract provides for payment of service fees of $250,000 per annum plus out of pocket expenses. The contracts expire on February 29, 2008.

Prior to March 1, 2005, the Company had one contract with TMA dating from March, 2002 for $500,000 per annum plus incidental and patent related expenses and subcontracted the legal and intellectual property expenses to TMG. The 2002 TMA contract was to have expired on March 31, 2005 but was cancelled effective to February 28, 2005 by the execution of the contracts listed above.

For the fiscal quarter ended December 31, 2005 we recorded fees of $62,500 and incidental expenses of $1,395 for TMG and fees of $62,500 and incidental expenses of $10,377 for TMA. For the fiscal quarter ended December 31, 2004 we recorded fees of $125,000 for TMA, passed through patent and international filing fees of $111,068 and incidental expenses of $26,242. All of these expenses were recorded to Research and Development expenses for the respective time periods.

In March, 2005 we issued 150,000 shares of the Company's common stock to Michael McIntosh, registered under an S-8 registration statement, in partial payment of balances due by the Company to TMA and TMG. The Company valued the stock issued at $325,769 and applied this balance to the balances due TMA and TMG for work performed through July, 2005.

In November, 2005 we issued 73,961 shares of the Company's common stock to Michael McIntosh, registered under Section 1145 of the Bankruptcy Code for payment of $131,577 outstanding to TMA and TMG and applied this balance for work performed through September 30, 2005.

As of December 31, 2005 the Company had outstanding balances due to TMA and TMG of $142,123.42 and $0 respectively.

In May, 2005, Michael McIntosh exercised 1,000,000 options granted in March, 2002 with an exercise price of $0.10 per share. The options were fully vested as of September 30, 2004 and the Company had previously recorded expense of $513,000 prior to fiscal 2005. Mr. McIntosh was the beneficial owner of these shares as of December 31, 2005.

NOTE 12 - CONVERTIBLE DEBT

A. August, 2004 Convertible Debentures:

On August 17, 2004, CTC closed a financing transaction in which it sold 6% convertible debentures (the "August, 2004 Debentures") to select institutional accredited investors, in order to raise a total of $15,000,000. We received $5,000,000 upon closing and $10,000,000 was deposited into a Custodian Account to secure repayment of the Debentures. The Debentures will mature on August 17, 2007. The investors may convert the Debentures into our common stock for $1.67 per share, subject to adjustment (the "Conversion Price"). On November 23, 2004, we reached an agreement with the four funds that purchased the Debentures to release the $10 million held in the custodian account. The $10 million was to have been released periodically after the effectiveness of a registration statement filed by the Company on Form SB-2 pursuant to monthly optional redemptions. In consideration for such early release of the $10 million, each of the four funds was issued an additional warrant to purchase (in aggregate) 1,083,591 shares of our common stock with an exercise price of $3.23. The four funds also agreed to extend the deadlines for the filing of and effectiveness date of the registration statement. The additional warrants were valued using the Modified Black-Scholes-Merton option pricing model at $1.84 per warrant. The aggregate warrant value of $1,993,523 was recorded as Paid in Capital and Legal, Professional, and Consulting expense in Fiscal 2005.

Concurrent with the debenture financing in August, 2004, the investors also received warrants to purchase an aggregate of 3,453,947 shares of common stock, 50% of which are at an exercise price of $1.75 per share and the balance of which are at an exercise price of $1.82 per share. The combined value of the allocated conversion features of the Debentures and the value allocated to the warrants issued was $6,364,063 which was recorded as paid in capital and as a discount to the Convertible Debentures. The discount will be amortized to interest expense over the expected duration of the Convertible Debentures which are scheduled for repayment in August, 2007. The Discount will be amortized ratably over the 36 month term of the debentures. On May 5, 2005 pursuant to the requirement under Bankruptcy accounting (AICPA SOP 90-7) we adjusted the carrying value of our Debentures to their face value of $15,000,000. This resulted in a non-cash charge to earnings for $4,831,970. The charge reduced the prospective monthly amortization of the debt discount to $0.

Between August 19, 2005 and September 30, 2005 the holders of the convertible debentures converted a total of $4,139,558 of principal to 2,478,777 shares of Common Stock at a conversion price of $1.67 per share. Between October 1, 2005 and December 31, 2005, the holders of the convertible debentures converted a total of $4,480,191 of principal as follows: $3,800,000 of principal was converted at $1.55 per share into 2,000,000 shares of common stock $680,191 of principal was converted at $1.67 per share into 858,913 shares of common stock.

On October 14, 2005, as a result of certain anti-dilutive provisions in the August, 2004 Debenture agreements (as amended), the conversion price decreased from $1.67 per share to $1.55 per share. On October 13, 2005, the conversion price decrease resulted in an increase of the "if converted" of 471,945 shares. The company recorded an additional debt discount of $788,148 calculated as the value of the additional shares issuable at the revised conversion price multiplied by the original $1.67 conversion price. Under bankruptcy accounting, the Company immediately recorded a carrying value adjustment of $788,148 to reduce the debt discount to $0.

Prior to May 5, 2005, we paid the Debenture holders interest at a rate of 6% per annum, payable quarterly in cash. Under our Bankruptcy Plan of Reorganization, interest accrued but unpaid as of the bankruptcy date in addition to interest payable since the bankruptcy is to be paid in common stock upon plan confirmation. As of September 30, 2005 we had accrued interest payable of $430,755. On November 9, 2005 we issued 259,790 shares of common stock in full payment of all interest accrued through September 30, 2005. On December 30, 2005, we paid all interest earned for the quarter ended December 31, 2005 in cash. Accordingly, no interest accrual was recorded for the August, 2004 debentures as of December 31, 2005.

B. October, 2005 Convertible Notes

On October 13, 2005, CTC closed a financing transaction in which it sold 6% convertible notes (the "October, 2005 Notes") to select institutional accredited investors, in order to raise a total of $6,000,000. The Notes bear interest at 6% and will mature on January 14, 2007. The Notes are redeemable by the Company for 110% of the principal outstanding. The investors may convert the Notes into our common stock for $1.55 per share (the "Conversion Price") at any time prior to maturity or redemption by the Company.

Concurrent with the issuance of the notes, the investors also received warrants to purchase an aggregate of 1,161,290 shares of common stock, 50% of which are at an exercise price of $1.78 per share and the balance of which are at an exercise price of $1.94 per share. The combined value of the allocated conversion features of the Debentures and the value allocated to the warrants issued was $1,834,092 which was recorded as paid in capital and as a discount to the Convertible Debentures. Under bankruptcy accounting, the Company immediately recorded a carrying value adjustment of $1,834,092 to reduce the debt discount to $0.

In conjunction with this note issuance, on October 14, 2005, the Company issued 232,258 shares of common stock for services valued at $360,000 to Lane Capital for services rendered to broker the convertible notes. Lane Capital also received warrants to purchase 96,774 shares of common stock at $1.78 per share valued at $0.9452 per warrant and warrants to purchase 96,774 shares of common stock at $1.94 per share valued at $0.9191 per warrant under the same terms as the warrants issued to the investors. The warrants were valued using the Modified Black-Scholes-Merton option pricing model at an aggregate value of $180,416. The key assumptions to value the warrants were a volatility of 100%, a risk free rate of 3.97%, a market price of $1.55 a life of three years, and a 0% dividend yield.

On January 30, 2006, the Company entered into an agreement with all of the seven holders of the Company's 6% Senior Convertible Notes issued to amend and modify the Convertible Notes and related warrants to purchase the common stock of the Company issued on October 13, 2005. As a result of this amendment, the Company agreed to issue 1,308,142 shares of restricted common stock to the holders of the Notes. The restricted shares will receive piggyback registration rights on future share registrations. The Company valued this issuance at $2,250,005 at $1.72 per share, the closing market price on the trading date prior to the settlement and recorded and expense of this amount during the fiscal quarter ending March 31, 2006. In exchange, the holders agreed to fully convert their principal at $1.55 per share into 3,870,872 shares of common stock registered under Bankruptcy code section 1145 and to waive certain rights under the original securities purchase agreement, warrant agreements, and convertible note agreements including certain restrictive note covenants. The Company agreed to pay Lane Capital $135,000 in fees to facilitate the agreement amendment. The fee will be paid in 78,489 shares of the Company's restricted common stock valued at $1.72 per share with piggyback registration rights. A total of 5,257,603 shares were issued on January 31, 2006 as a result of this transaction.


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

NOTE 13 - SUBSEQUENT EVENTS

On January 2, 2006, the Company entered into a Public and Media Relations Strategy and Services Consulting with Media Relations Strategy, Inc., ("MRS") to provide public and media relations strategy and marketing counsel in the financial markets for a term of 27 months and will terminate on March 28, 2008. The Agreement provides that MRS shall (1) act as a liaison between the Company and its shareholders, (2) act as an advisor to the Company with respect to existing and potential markets and investors, and (3) act as an advisor to the Company with respect to communications and information dissemination. The Company shall pay MRS a non-refundable retainer fee of $36,500 per month in advance as follows: (i) $197,100 on execution of the present Agreement; (ii) $197,100 on April 21, 2006; (iii) $197,100 on August 25, 2006; (iv) $197,100 on
December 22, 2006 and (v) $197,100 on March 23, 2007. MRS shall be responsible for all the costs and expenses related to the provision of the Services. As a further incentive to the MRS, the Company agrees to issue MRS the following warrants to acquire the Company's unregistered, restricted shares of common stock: (i) 200,000 warrants at an exercise price of $2.00 per warrant; and (ii) 200,000 warrants at an exercise price of $2.50 per warrant; and (iii) 200,000 warrants at an exercise price of $3.00 per warrant ("the Warrants").

The Company shall have the right at its sole discretion to settle the entire remuneration due under the Agreement by paying the full amount of the contract in advance within sixty (60) days of the signature of the present Agreement. In the event that the Company shall elect to pay the contract remuneration in advance, the full amount payable shall be discounted by fifteen percent (15%). The Company shall have the right to pay the remuneration in cash or in shares. In the event of the payment of the remuneration in shares, such shares shall be unregistered shares of common stock (half of which shall carry piggyback registration rights) and valued at a price above the market price on the date of issuance. No stock or warrants have been issued as of the date of this filing for the MRS agreement.

On January 4, 2006, the Company accepted the resignation of William Arrington as an employee and on January 6, 2006 the Board of Directors accepted Mr. Arrington's resignation as a Director of the Company. Mr. Arrington was formerly the Chief Operating Officer of the Company but had resigned that position in January, 2005. The resignations resulted in an acceleration of 127,044 options to purchase common stock at $0.35 per share granted in 2001. The options were to have vested in June, 2006.

On January 6, 2006, the Company appointed Michael D. McIntosh as a Director of the Company. On January 9, 2006, the Company appointed Dean McCormick III as a Director of the Company.

Both appointments provide for a cash payment of $4,000 per month plus additional monthly fees for members of the audit committee and compensation committee. On January 9, 2006 both Directors received option grants to purchase 325,000 shares of the Company's common stock at $1.04 per share. The vesting of each grant is over three years as follows: 27,000 options vesting three months after the January 9, 2006 grant date with 27,000 options vesting each quarter thereafter and the final vesting to be 28,000 options. The company will account for these options under the guidance provided by SFAS 123R and EITF 96-18 by calculating the fair value of the grant and amortizing the fair value over the vesting period. The company valued the options under the Black-Scholes-Merton option pricing model at $0.6950 per option using a risk free rate of 4.28%, a volatility of 107%, a life of 3 years and a 0% dividend yield.

On January 24, 2006 the Company announced the sale of approximately $1.1 million of ACCC conductor cable to Jiang-su Far East Group in the Fujian Province of China. The order represents the Company's largest single order to date and is comprised of 60 kilometers of ACCC conductor along with certain related hardware. The Company expects to begin installation of the conductor in March, 2006.

On January 30, 2006, the Company entered into an agreement with all of the seven holders of the Company's 6% Senior Convertible Notes issued to amend and modify the Convertible Notes and related warrants to purchase the common stock of the Company issued on October 13, 2005. As a result of this amendment, the Company agreed to issue 1,308,142 shares of restricted common stock to the holders of the Notes. The restricted shares will receive piggyback registration rights on future share registrations. The Company valued this issuance at $2,250,005 at $1.72 per share, the closing market price on the trading date prior to the settlement and recorded an expense of this amount during the fiscal quarter ending March 31, 2006. In exchange, the holders agreed to fully convert their principal at $1.55 per share into 3,870,972 shares of common stock registered under Bankruptcy code 1145 and to waive certain rights under the original securities purchase agreement, warrant agreements, and convertible note agreements including certain restrictive note covenants. The Company agreed to pay Lane Capital $135,000 in fees to facilitate the agreement amendment. The fee will be paid in 78, 489 shares of the Company's restricted common stock valued at $1.72 per share with piggyback registration rights. A total of 5,257,603 shares were issued on January 31, 2006 as a result of this transaction.


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